[LOGO] COMPANHIA BRASILEIRA DE DISTRIBUICAO
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       Grupo Pao de Acucar


For additional information please contact:

Ricardo Florence dos Santos                       David Carey
Companhia Brasileira de Distribuicao              Edelman Financial
(55-11) 886-0421                                  (212) 704-4449
pa.relmer@paodeacucar.com.br                      david_carey@edelman.com
Fernando Tracanella
(5511) 886-0421
ftraca@paodeacucar.com.br



              COMPANHIA BRASILEIRA DE DISTRIBUICAO (CBD) ANNOUNCES
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            RESULTS OF DEBENTURE ISSUANCE AND COMMON SHARE ISSUANCE
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Sao Paulo, Brazil, September 28, 1999 - Companhia Brasileira de Distribuicao
(NYSE:CBD; BOVESPA:PCAR4) today announced the result of its recent convertible bond debenture issue and the total subscription of common shares and warrants for common shares.

French retailer Casino Guichard Perrachon acquired all of the convertible debentures from the issuance, resulting in an inflow to CBD of R$302.9 million.

Casino also subscribed to a total of 12.57 billion common shares, and warrants for common shares of 12.57 billion, generating additional resources of R$687.8 million and R$343.9 million, respectively.

The total inflow received by the Company to date is R$1,334.6 million. CBD will inform the market on the results of its preferred share issuance and warrants for preferred shares, once this information becomes available.

Companhia Brasileira de Distribuicao and its affiliated company, operate a total of 340 stores in 11 Brazilian states through three formats. In addition to the Pao de Acucar and Barateiro supermarket divisions, the Company operates Extra hypermarkets and Eletro home appliance stores.

                       http: //www.grupopaodeacucar.com.br

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